

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 21, 2021

Alex K. Grab
General Counsel
Brilliant Earth Group, Inc.
300 Grant Avenue, Third Floor
San Francisco, CA 94108

> **Re: Brilliant Earth Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 14, 2021**
> **File No. 333-259164**

Dear Mr. Grab:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed September 14, 2021

Forum Selection, page 191

1. Your disclosure here and on pages 75-76 indicate that the forum selection provision does not apply to claims arising under the Exchange Act. However, Exhibit 3.2 contains no such limitation. Please revise Exhibit 3.2 so that it is consistent with your disclosure.

You may contact Effie Simpson at (202) 551-3346 or Martin James at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Tad J. Freese